Issuer	File Number
AEON Co., Ltd.	82- 34806

December 9, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: AEON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Dear Sir/ Madam:

We, AEON Co., Ltd. which is a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Relief") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following lists are the information that we have disclosed since August 6, 2004 to date. The item 1, 2 and 3, which we have made public pursuant to the laws of Japan, are briefly explained in ANNEX A, the item 4, 5, 6 and 7, which we have filed with the Stock Exchange, are summarized in ANNEX B.

ANNEX A

1. Addenda Shelf Registration Statement dated June 6, 2005 and its attached documents
2. Addenda Shelf Registration Statement dated June 8 2005 and its attached documents
3. Shelf Registration Statement (straight bond) dated June 27, 2005 and its attached documents
4. Interim Report dated October 31, 2005
5. Amended Shelf Registration Statement dated October31, 2005

ANNEX B

6. Announcement of forming a new corporate company structure (Super Center Division)
7. Termination of the Reorganization Proceeding for Mycal Co. Ltd.
8. Brief Statement of Interim Financial Results (Interim figures for the half year ending February 20, 2005)

dlw 12/13

In the event that any questions should arise in connection with this matter, please contact Hiromoto Hiramatu in Finance and Accounting Division at h_hiramatu@aeon.biz.

Sincerely yours,

Koji Iida
General Manager
Finance and Accounting Division
AEON Co., Ltd.

1. Addenda Self Registration Statement dated **June 6**, 2005 and its attached documents

   Addenda Shelf Registration Statement relevant to the Shelf Registration Statement dated June 19, 2005 filed with the Director of Kanto Local Finance Bureau.

2. Addenda Self Registration Statement dated **June 8**, 2005 and its attached documents

   Addenda Shelf Registration Statement relevant to the Shelf Registration Statement dated June 19, 2005 filed with the Director of Kanto Local Finance Bureau.

3. Shelf Registration Statement (straight bond) dated June 27, 2005 and its attached documents

   Shelf Registration Statement relevant to the straight bond filed with the Director of Kanto Local Finance Bureau.

4. Interim Report dated October 31, 2005

   Interim Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

5. Amended Shelf Registration Statement dated October31, 2005

   Amended Shelf Registration Statement in which Interim Report dated October 31, 2005 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

Termination of the Reorganization Proceedings for Mycal Co., Ltd.

We, AEON Co., Ltd. announce that the reorganization proceedings for Mycal Co., Ltd which had started on January 1, 2002 will be terminated at the end of December, 2005, seven years earlier than originally scheduled.

After Mycal had worked together on the reconstruction of the company by filling for the reorganization proceedings under the guidance of the Tokyo District Court with full support of AEON since November 2001, Mycal will accelerate lump sum repayment of secured reorganization claim and that enables the company to almost terminate the repayment plan amounted to 200 billion yen required by reorganization plan at the end of year 2005. Therefore, we expect that Mycal will be able to obtain the approval for the termination of the reorganization proceedings from the Tokyo District Court within this fiscal year.

* Changes in the balance for reorganization claim in each year

Year	Secured Reorganization Claim (in million yen)	Preferred Reorganization Claim (in million yen)	General Reorganization Claim (in million yen)	Total Amount (in million yen)
Sep 30, 2003	117,500	3,200	84,900	205,600
Feb 29, 2004	83,600	0	49,000	132,500
Feb 28, 2005	67,900	0	4,300	72,200
Aug 31, 2005	45,400	0	4,000	49,400

Announcement of forming a new corporate structure
(Super Center Division)

We announce that Aeon Co. Ltd demerged the SuC (Super Center) division in Tohoku Area and decided to form Aeon SuC Co. as a new corporate structure on November 21, 2005, the date of demerger.

1. The purpose of corporate demerger
   〔Translation Omitted〕
2. The outline of corporate demerger
   (1) Schedule of demerger
   -Date of determination of the executive officer October 4, 2005
   -Date of demerger November 21, 2005(scheduled)
   -Registration of demerger November 21, 2005(scheduled)
   (2) Executives assumed post of new corporate structure
   Director Yutaka Furutani (Senior Executive Vice President, Aeon Co. Ltd)
   Director Kunio Nakamura (Senior Vice President, Super Center business, Aeon Co. Ltd)
   Director Soichi Okazaki (Senior director of Aeon Co. & Director of Super Center Division)
   Statutory auditor Koji Iida (General Manager, Finance & Accounting, Aeon Co.)

3. The outline of concerned corporate demerger

1. Name of the corporation	Aeon Co. Ltd (corporate demerger)	Aeon SuC Co. Ltd (new corporate structure)
2. Description of business	Retailer	Retailer
3. Date of incorporation	Sep 21, 1926	Nov 21, 2005
4. Address	Chiba-pre Chiba-city Mihamaku Nakase 1-5-1	Chiba-pre Chiba-city Mihamaku Nakase 1-5-1
5. Representative	Motoya Okada (President & Director)	Soichi Okazaki (President & Representative Director)
6. Share capital	101,798 million yen	100 million yen
7. Outstanding shares issued	725,409,348 shares	2,000 shares
8. Total Equity	417,202 million yen	2,000 million yen

9. Total assets	1,038,783 million yen	8,731 million yen
10.Fiscal year end	February 20	February 20
11.Number of employee	68,387 (Working Hour for a part-timer converted into 8hours)	2,000 (Working Hour for a part-timer converted into 8hours)
12.Main business partner	Domestic and foreign manufacturers and wholesalers	Domestic and foreign manufacturers and wholesalers
13.Major stockholders and stakes	The Master Trust Bank of Japan, Ltd. 8.99% Japan Trustee Service Bank, Ltd 5.95% Mizuho Corporate Bank, Ltd. 3.29% The Cultural Foundation of Okada 2.77% Aeon Environment Foundation 2.71%	Aeon Co. Ltd 100.00%
14.Major corresponding Bank	Mizuho Corporate Bank, Ltd. The Norinchukin Bank Sumitomo Mitsui Banking Co. UFJ Trust & Banking Co. (Present: Mitsubishi UFJ Trust & Banking Co.) Resona Bank Ltd. The Bank of Tokyo Mitubishi Ltd.	(Undecided)

* Notice: [Translation Omitted]

3. The outline of the new corporate structure

(1) Operation and development of Aeon SuC in Tohoku area (Aomori-pre, Akita-pre, Iwate-pre, Yamagata-pre, Miyagi-pre, and Hukushima-pre), and of SC having Aeon SuC as core tenant

(2) Operation results of the new corporate structure

(in 100million yen)	Fiscal year ended Feb 2005	Interim Figures for the year ending Feb 2006
Net sales	11,629	8,128
Gross profit	2,757	2,003
Operating income	? 461	? 286

* Notice: [translation omitted]

(3) Asset and Liability of the new corporate structure

Asset		Liability	
Accounts	Amount (in 100million yen)	Accounts	Amount (in 100million yen)
Current assets	5,447	Current liabilities	5,617
Fixed assets	3,284	Fixed liabilities	1,114
Total	8,731	Total	6,731

4. Status of Aeon Co. Ltd after corporate demerger

(1) Name of the corporation, Description of business, Location, Representative, Share capital, Fiscal year end

Any of those above will not be changed by corporate demerger.

(2) Total assets

Only the amount of liabilities from which the new corporate structure inherits will decrease.

(3) Impact on the business results

The Impact on the business results in corporate demerger will be minor.

Annex B

November 18, 2005

Brief Statement of Interim Financial Results for the Fiscal Year ended August 2005
(Non Consolidated)

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account: Oct 4, 2005
US GAAP: Not applicable

1. Consolidated Earnings of Fiscal Year ended February 2005 (February 21, 2005 ~ August 20, 2005)

(1) Consolidated Operating Result

	Net Sales	Operating Income	Ordinary Income
	Millions of Yen (%)	Millions of Yen (%)	Millions of Yen (%)
Interim figures for the half year ending August 2005	922,185 (3.4)	3,280 (104.4)	9,918 (30.4)
Interim figures for the half year ending August 2004	891,749 (4.5)	1,605 (△68.0)	7,607 (△15.9)
(Reference) Fiscal Year ended February 2005	1,830,282	17,392	22,439

	Net Income	Net Income per Share
	Millions of yen (%)	Yen
Interim figures for the half year ending August 2005	△12,183 —	△16.81
Interim figures for the half year ending August 2004	4,535 0.1	13.54
Fiscal Year ended February 2005	12,382	17.75

Note 1 Average Number of Shares Outstanding:

Interim figures for the half year ending August 2005 724,886,197 shares

Interim figures for the half year ending August 2004 334,973,083 shares

Fiscal Year ended February 2005 697,568,136 shares

Note 2 Amendment to Accounting Method: Not applicable

Note 3 The percentage indications of Net Sales, Operating Income, Ordinary Income and Net Income show the rate change compared to previous interim period.

(2) Condition of Dividends

	Interim Dividends per share	Annual Dividends per share
	Yen	Yen
Interim figures for the half Year ending August 2005	—	—
Interim figures for the half year ending August 2004	—	—
Fiscal Year February 2005	—	12.00

(3) Consolidated Financial Condition

	Net Assets	Shareholders` Capital	Shareholders` Equity Ratio	Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim figure for the half year ending August 2005	1,100,928	400,765	36.4	552.88
Interim figures for the half year ending August 2004	1,077,748	409,356	38.0	1129.43
Fiscal Year ended February 2005	1,038,783	417,202	40.2	575.54

Note Number of shares outstanding at the end of the period:

Interim figures for the half year ending August 2005 724,866,741 shares

Interim figures for the half year ending August 2004 362,445,946 shares

Fiscal Year ended February 2005 724,887,378 shares

Number of treasury stock at the end of the period:

Interim figures for the half year ending August 2005 542,607 shares

Interim figures for the half year ending August 2004 258,728 shares

Fiscal Year ended February 2005 521,970 shares

2. Forecast of consolidated Earnings for the Fiscal Year ending February 2006 (Feb 21, 2005-Feb 20, 2006)

	Net Sales	Operating Income	Ordinary Income	Net Income	Annual Dividends per Share	
					Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen
Full Year	1,900,000	24,000	30,000	2,000	12.00	12.00

[Footnotes: Translation Omitted]

Balance Sheets <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (August 20, 2005) Amount		Ratio	Previous Interim Fiscal Year (August 20, 2004) Amount		Ratio	Condensed Balance Sheet (February 20, 2005) Amount		Ratio
(Assets)			%			%			%
I Current Assets									
Cash on hand and in bank	97,919			81,690			52,175		
Notes receivable	350			355			368		
Accounts receivable	14,967			16,074			12,753		
Merchandise inventories	116,138			122,023			128,666		
Others	47,931			53,790			43,977		
Allowance for doubtful accounts	(178)			(147)			(164)		
Total Current Assets		277,128	25.2		273,787	25.4		237,777	22.9
II Fixed Assets									
Tangible Fixed Assets									
Buildings	227,576			234,217			229,115		
Land	83,131			87,128			84,949		
Others	56,678			50,173			56,852		
Total tangible fixed assets		367,386	33.4		372,059	34.5		370,916	35.7
Intangible Fixed Assets		21,211	1.9		23,675	2.2		23,578	2.3
Investments and other assets									
Investment securities	63,302			56,638			56,842		
Stock of subsidiaries and affiliates	137,868			123,605			123,957		
Fixed leasehold deposits to lessors	182,162			182,218			178,815		
Others	86,707			86,450			86,123		
Allowance for doubtful accounts	(35,225)			(41,323)			(39,742)		
Total of investments and other assets		434,815	39.5		407,589	37.8		405,995	39.1
Total fixed assets		823,413	74.8		803,324	74.5		800,491	77.1
III Deferred Assets		386	0.0		636	0.1		515	0
Total of Assets		1,100,928	100.0		1,077,748	100.0		1,038,783	100.0
(Liabilities)									
I Current Liabilities									
Notes payable-trade	22,215			63,743			79,973		
Accounts payable-trade	159,277			116,687			101,896		
Short-term borrowings	5,000			27,433			11,000		
Curernt portion of long-term debt	1,836			37,650			30,158		
Current portion of bonds	40,000			-			20,000		
Income taxes payable	1,353			906			539		
Deposits received	68,295			68,289			55,346		
Accrued bonuses	7,120			4,644			3,574		
Provision for store closing expenses	2,235			1,499			2,016		
Others	122,869			105,788			95,023		
Total current liabilities		430,203	39.1		426,642	39.6		399,529	38.4
II Fixed Liabilities									
Bonds	80,000			85,000			65,000		
Long-term debt	82,021			54,916			53,888		
Reserves for retirement grants	6,570			2,877			4,475		
Reserves for retirement grants for retiring directors and corporate auditors									
Provision for loss of investments	3,290			4,448			2,814		
Provision for store closing expenscs	1,485			1,754			2,352		
Provision for contingent liabilities	1,982			1,221			1,790		
Lease deposits from lessees	91,874			90,013			90,331		
Others	2,735			1,516			1,398		
Total Fixed Liabilities		269,959	24.5		241,749	22.4		222,051	21.4
Total of Liabilities		700,163	63.6		668,391	62.0		621,581	59.8

Item	This Interim Fiscal Year (August 20, 2005)			Previous Interim Fiscal Year (August 20, 2004)			Condensed Balance Sheet (February 20, 2005)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Shareholders` Equity)			%			%			%
I Common stock		101,798	9.3		101,798	9.4		101,798	9.8
II Capital surplus									
Additional paid-in capital	167,707			167,707			167,707		
Other capital surplus	2			2			2		
Total capital smplus		167,710	15.2		167,709	15.6		167,710	16.2
III Retained earnings									
Legal reserve	11,770			11,770			11,770		
Voluntary reserves	109,152			109,339			109,339		
Unappropriated retained earnings	(2,742)			10,105			17,952		
Total retained earnings		118,179	10.7		131,214	12.2		139,061	13.4
IV Unrealized gain on available-for-sale securities		13,832	1.3		9,347	0.9		9,354	0.9
V Treasury stock		(755)	(0.1)		(713)	(0.1)		(721)	(0.1)
Total of Shareholders` equity		400,765	36.4		409,356	38.0		417,202	40.2
Total of Shareholders`Liabilities and Equity		1,100,928	100.0		1,077,748	100.0		1,038,783	100.0

PROFIT AND LOSS STATEMENTS <AEON>

(unit:millions of yen)

Item	This Interim Fiscal Year (February 21,2005 August 20, 2005)			Previous Interim Fiscal Year (February 21, 2004 August 20, 2004)			Condensed Profit and Loss Statement of Previous Fiscal Year (February 21, 2004 February 20, 2005)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
			%			%			%
I Net sales		870,742	100.0		845,317	100.0		1,734,661	100.0
II Cost of sales		649,018	74.5		633,611	75.0		1,294,544	74.6
Gross profit on sales		221,723	25.5		211,706	25.0		440,116	25.4
III Rental and other revenues		51,443	5.9		46,431	5.5		95,621	5.5
Gross profit		273,167	31.4		258,138	30.5		535,737	30.9
IV Selling, general and adininistrative expenses		269,886	31.0		256,532	30.3		518,345	29.9
Operating income		3,280	0.4		1,605	0.2		17,392	1.0
V Non-operating income		9,820	1.1		8,678	1.0		11,933	0.7
VI Non-operating expenses		3,182	0.4		2,675	0.3		6,886	0.4
Recurring profit		9,918	1.1		7,607	0.9		22,439	1.3
VII Special profit		6,123	0.7		5,301	0.6		10,951	0.6
VIII Special loss		33,203	3.8		9,225	1.1		15,779	0.9
Income before income taxes		(17,162)	(2.0)		3,684	0.4		17,611	1.0
Current income tax	772			598			1,195		
Deferred income tax	(5,752)	(4,979)	(0.6)	(1,449)	(850)	(0.1)	4,034	5,229	0.3
Net (loss) income		(12,183)	(1.4)		4,535	0.5		12,382	0.7
Unappropriated retained earnings at beginning of the period		9,440			5,570			5,570	
Unappropriated retained earnings at end of the period		(2,742)			10,105			17,952	

Annex B

November 18, 2005

Brief Statement of Interim Financial Results for the Fiscal Year ended August 2005

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account: Oct 4, 2005
US GAAP: Not applicable

1. Consolidated Earnings of Fiscal Year ended February 2005 (February 21, 2005 ~ August 20, 2005)

(1) Consolidated Operating Result

	Net Sales	Operating Income	Ordinary Income
	Millions of Yen (%)	Millions of Yen (%)	Millions of Yen (%)
Interim figures for the half year ending August 2005	214,742 (4.4)	69,102 (8.9)	73,141 (5.7)
Interim figures for the half year ending August 2004	2,057,027 (29.0)	63,470 (21.6)	69,185 (34.5)
(Reference) Fiscal Year ended February 2005	4,195,843	146,777	156,099

	Net Income	Net Income per Share	Net Income per Share Diluted
	Millions of yen (%)	Yen	Yen
Interim Fiscal Year ended August 2005	△20,267	△27.96	—
Interim Fiscal Year ended August 2004	28,353 (53.9)	84.64	—
Fiscal Year ended February 2005	62,066	88.71	88.64

Note 1 Equity Method Investment Profit and Loss:
- Interim figures for the half year ending August 2005 △313 (millions of yen)
- Interim figures for the half year ending August 2004 1,498 (millions of yen)
- Fiscal Year ended February 2005 2,735 (millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):
- Interim figures for the half year ending August 2005 724,886,197 shares
- Interim figures for the half year ending August 2004 334,973,083 shares
- Fiscal Year ended February 2005 697,568,136 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Net Sales, Operating Income, Ordinary Income and Net

(2) Consolidated Financial Condition

	Net Assets	Shareholders' Capital	Shareholders' Equity Ratio	Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim figures for the half year ending August 2005	2,887,269	612,837	21.2	845.45
Interim figures for the half year ending August 2004	2,748,859	602,898	21.9	1,663.42
Fiscal Year ended February 2005	2,752,088	632,022	23.0	871.63

Note Number of shares outstanding at the end of the period (consolidated):

Interim figures for the half year ending August 2005 724,866,741 shares

Interim figures for the half year ending August 2004 362,445,946 shares

Fiscal Year ended February 2005 724,887,378 shares

(3) Conditions of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim figures for the half year ending August 2005	97,751	△84,698	42,343	332,255
Interim figures for the half year ending August 2004	513	△53,101	96,080	326,206
Fiscal Year ended February 2005	69,089	△125,190	49,787	274,366

(4) Matters concerning with Range of Consolidation and Equity Method

Consolidated Subsidiaries: 129

Equity Method Affiliates: 27

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 2

Excluded Consolidated Subsidiaries: 2

New Equity Method Affiliates: 1

Excluded Equity Method Affiliates: -

2. Forecast of consolidated Earnings for the Fiscal Year ending February 2006 (Feb 21, 2005-Feb 20, 2006)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Full Year	4,430,000	165,000	172,000	24,000

[Footnotes: Translation Omitted]

(Attachment)

Organization of our Business Group


<<GENERAL MERCHANDISE STORE >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
Mycal Co,(Corporate reoragnization)
Aeon Marche` Co. Ltd
+7others
Equity-Method Affiliates
Posful Corporation
Supply of merchandise
Rendering of service
Supply of Merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co, Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu Co, Ltd
+3 others
Equity-Method Affiliates
Kasumi Co., Ltd.
(GMS)
AEON Co., Ltd.
(A Company That Files the Consolidated Financial Statement)
(Other Retail Stores)
Consolidated Subsidiaries
Tachibana Department Store Co., Ltd. (Department Store)
+2 others
Equity-Method Affiliates
Sunday Co., Ltd. (Home center)
+ 1 other
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
Supply of Merchandise
Supply of Merchandise
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
+22 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
Green Cross Core Co., Ltd
Kraft Inc.
Terashima yakkyoku Co, Ltd
Taka-Q Co, Ltd
+2 others
<<Shopping Center>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
+19 others
Equity-Method Affiliates
Diamond City Co., Ltd.
+ 8 others
<<Service and Other Operations>>
Consolidated Subsidiaries
Aeon Credit Service Co., Ltd.
Aeon Credit Service (Asia) Co., Ltd.
Aeon Thana Sinsap (Thailand) Plc. (Finance)
Aon Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
Japan Maintenance Co., Ltd.
Aeon Techno Service Co., Ltd. (Maintenance)
Aic Co., Ltd. (Import and Export and Wholesale trade)
+44others
Equity-Method Affiliates total 6

[Footnotes: Translation Omitted]

Annex B

Management Policy

1. Basic Management Policy
[Translation Omitted]

2. Medium and Long Term Management Strategy
[Translation Omitted]

(1) Mid-Long Term Goal: to aim a leap onto world-class international corporate group
[Translation Omitted]

(2) Mid Term Management Strategy

① Promoting group growth strategy
[Translation Omitted]

② Further strengthens of Group financial ground which support growth
[Translation Omitted]

③ Improvement of corporate value: creating group synergy and establishing corporate ethics
[Translation Omitted]

3. Issue to be addressed<the business environment around the retailer>

①Restructuring of General Merchandise Store (GMS)
[Translation Omitted]

②Establishment of the Super Center concepts and business structure
[Translation Omitted]

③Installation of the group management structure
[Translation Omitted]

4. Status of the Corporate Governance reform for the current interim period
[Translation Omitted]

(1) Basic Concepts
[Translation Omitted]

(2) Company with Committees system in Aeon Co. Ltd (after corporate resolution on May 19.2005)
[Translation Omitted]

(3) Development of infrastructures necessary for effective corporate governance for the current interim period
[Translation Omitted]

(4) Status of the effort towards the enhancement of Internal Corporate Governance Reform for the current interim period
[Translation Omitted]

(5) Criterion for appointing outside directors
[Translation Omitted]

(6) Status of the effort towards the enhancement of risk management system for the current interim period
[Translation Omitted]

5. Status of Group Management Reform in the current interim period.

(1) Basic concept

[Translation Omitted]

(2) Status of the effort toward `Group Management Reform` in the current interim period

[Translation Omitted]

6. Status of CSR(Corporate Social Responsibility) in the current interim period

[Translation Omitted]

(1) Basic concept

[Translation Omitted]

(2) Environmental activity in the current interim period

[Translation Omitted]

(3) Social activity in the current interim period

[Translation Omitted]

7. New initiative for the current interim period

(1) New initiative to promote Group Growth Strategy

① Strategic business tie-up with Carrfour S.A Co. Ltd

[Translation Omitted]

② Strengthening of business and capital tie-up with Sunday Co. Ltd.

[Translation Omitted]

(2) Strengthening Group Financial Ground to support our growth

① Issuance of unsecured corporate bond

[Translation Omitted]

② Early adoption of accounting for the impairment of fixed assets

[Translation Omitted]

8. The basic concepts regarding profit sharing

(1) Mid-long Term basic policy

[Translation Omitted]

(2) Profit sharing for the year end of Feb, 2006 (planned)

[Translation Omitted]

9. Basic concepts regarding with reduction of the investment unit

[Translation Omitted]

Operating Results and Financial Conditions

1. Operating Results

(1) Outline of the current period

① Status of overall business and operation segment by type of business

[Translation Omitted]

② Status of business by segment

[Translation Omitted]

2. Financial Conditions

[Translation Omitted]

3. Outlook for the Full business year

[Translation Omitted]

INTERIM CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (August 20, 2005)		Previous Interim Consolidated Fiscal Period End (August 20, 2004)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%
I Current Assets						
1 Cash on hand and in bank	338,532		341,001		278,934	
2 Notes receivable and accounts receivable	246,268		188,749		214,019	
3 Marketable securities	7,582		5,499		6,603	
4 Merchandise inventories	274,742		275,987		287,894	
5 Deferred tax assets	23,045		27,496		20,513	
6 Finance receivables	390,956		325,987		355,041	
7 Others	104,981		94,629		102,970	
Allowance for doubtful accounts	(27,560)		(19,221)		(22,248)	
Total Current Assets	1,358,549	47.1	1,240,131	45.1	1,243,728	45.2
II Fixed Assets						
(1) Tangible Fixed Assets						
1 Buildings and structures	605,823		593,433		600,953	
2 Furnirture and fixtures	95,349		92,358		93,323	
3 Land	226,042		249,125		236,003	
4 Construction in progress	19,173		9,337		15,482	
5 Others	341		315		257	
Total Tangible Fixed Assets	946,730	32.8	944,570	34.4	946,021	34.4
(2) Intangible Fixed Assets						
1 Software	30,186		29,200		30,803	
2 Others	22,820		28,375		25,270	
Total Intangible Fixed Assets	53,006	1.8	57,575	2.1	56,074	2.0
(3) Investments and other assets						
1 Investment securities	125,398		111,093		113,975	
2 Deferred tax assets	35,450		25,029		25,898	
3 Fixed leasehold deposits to lessors	314,571		324,128		322,445	
4 Store rent suspence accounts	7,647		8,117		5,540	
5 Others	84,070		110,157		101,011	
Allowance for doubtful accounts	(38,541)		(72,581)		(63,121)	
Total investment and other assets	528,596	18.3	505,945	18.4	505,749	18.4
Total fixed assets	1,528,333	52.9	1,508,091	54.9	1,507,845	54.8
III Deferred Assets	386	0.0	636	0.0	515	0.0
Total of Assets	2,887,269	100.0	2,748,859	100.0	2,752,088	100.0

Item	This Interim Consolidated Fiscal Period End (August 20, 2005)		Previous Interim Consolidated Fiscal Period End (August 20, 2004)		Condensed Consolidated Balance Sheet of the Previous Fiscal Year	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%
I Current Liabilities						
1 Notes and accounts payable - trade	506,650		476,584		485,169	
2 Short-term borrowings (other than commercial paper)	71,741		122,461		78,985	
3 Curernt portion of long-term debt	78,161		107,884		113,965	
4 Current portion of bonds	40,050		2,640		22,765	
5 Commercial paper	11,500		-		1,000	
6 Income taxes payable	29,422		22,962		26,948	
7 Accrued bonuses	12,567		9,679		8,711	
8 Provision for store closing expenses	6,219		2,779		6,124	
9 Current portion of obligations under reorganization proceedings	5,953		45,860		16,660	
10 Note payable for properties	65,149		62,820		54,353	
11 Current portion of impairment loss on leased assets	1,938		-		-	
12 others	261,926		215,828		233,071	
Total Current Liabilities	1,091,283	37.8	1,069,500	38.9	1,047,757	38.1
II Fixed Liabilities						
1 Bonds	163,637		145,200		125,150	
2 Long-term debt	453,312		365,656		396,966	
3 Deferred tax liabilities	9,517		10,391		8,722	
4 Reserves for retirement grants	36,310		32,685		33,313	
5 Reserves for retirements grants for retiring directors and corporate auditors	1,450		1,346		1,525	
6 Provision for store closing expenses	3,113		3,842		5,576	
7 Provision for contingent liabilities	1,982		2,839		1,790	
8 Obligations under reorganization proceedings	48,847		80,978		60,953	
9 Lease deposits from lessees	163,429		149,736		153,474	
10 Impairment loss on leased assets	6,517		-		-	
11 Negative goodwill	68,655		82,291		75,966	
12 Others	14,806		8,363		7,404	
Total Fixed Liabilities	971,580	33.7	883,333	32.2	870,842	31.6
Total of Liabilities	2,062,863	71.5	1,952,833	71.1	1,918,599	69.7
(Minority Interests)						
Minority Interests	211,567	7.3	193,126	7.0	201,465	7.3
(Shareholders` Equity)						
I Common Stock	101,798	3.5	101,798	3.7	101,798	3.7
II Capital surplus	167,710	5.8	167,709	6.1	167,710	6.1
III Retained earnings	326,977	11.3	321,543	11.7	356,004	12.9
IV Unrealized gain on available-for-sale securities	17,455	0.6	13,355	0.4	12,454	0.5
V Foreign currency translation adjustments	(347)	(0.0)	(794)	(0.0)	(5,222)	(0.2)
VI Treasury Stock-at cost	(755)	(0.0)	(713)	(0.0)	(721)	(0.0)
Total of equity	612,837	21.2	602,898	21.9	632,022	23.0
Total of Liabilities, Minority Interests and Shareholders` Equity	2,887,269	100.0	2,748,859	100.0	2,752,088	100.0

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (February 21, 2005 – August 20, 2005)		Previous Interim Consolidated Fiscal Period End (February 21, 2004 – August 20, 2004)		Condensed Consolidated Profit and Loss Statement of the Previous Fiscal Year (February 21, 2004 – February 20, 2005)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
I Net sales	1,962,320	100.0	1,881,480	100.0	3,813,635	100.0
II Cost of sales	1,410,182	71.9	1,361,269	72.4	2,782,590	73.0
Gross profit on sales	552,138	28.1	520,211	27.6	1,031,044	27.0
III Rental and other revenues	185,101	9.4	175,546	9.4	382,208	10.0
Gross profit	737,240	37.5	695,758	37.0	1,413,253	37.0
IV Selling, general and administrative expenses	668,137	34.0	632,287	33.6	1,266,476	33.2
Operating Income	69,102	3.5	63,470	3.4	146,777	3.8
V Non-operating income	9,842	0.5	11,139	0.6	21,457	0.6
Interest income	926		660		1,297	
Dividend income	712		681		894	
Amortization of negative goodwill	4,282		4,845		9,150	
Equity in earnings of affiliated companies	-		1,498		2,735	
Penalties from tenants	738		450		1,254	
Others	3,182		3,002		6,125	
VI Non-operating expenses	5,804	0.3	5,424	0.3	12,135	0.3
Interest expense	3,327		3,492		6,929	
Equity in losses of affiliated companies	313		-		-	
Others	2,163		1,931		5,205	
Recurring profit	73,141	3.7	69,185	3.7	156,099	4.1
VII Special profit	13,303	0.7	13,175	0.7	23,934	0.6
Gain on sale of fixed assets	791		1,432		3,117	
Gain on sale of investment securities	419		1,831		7,382	
Gain on reversal of provision for allowance for doubtful accounts	6,402		716		1,259	
Gain on reversal of provision for store closing expenses	1,705		508		163	
Gain from forgiveness of debt	-		1,524		1,540	
Gain on provision for reserves for retirement grants	-		3,322		3,800	
Gain from insurance premium	1,397		-		1,418	
Others	2,588		3,839		5,253	
VIII Special loss	82,940	4.2	23,379	1.3	43,211	1.1
Loss on retirement of fixed assets	1,474		1,486		3,401	
Impairment loss	76,857		-		-	
Write-off cost for fixed assets	-		3,040		5,842	
Loss on sale of fixed leasehold deposits to lessors	-		2,584		2,575	
Loss on revision of retirement benefit plan	-		7,006		7,006	
Others	4,608		9,260		24,386	
Interim Income before income taxes and minority interests	3,504	0.2	58,981	3.1	136,823	3.6
Current income tax	27,830		18,856		43,589	
Deferred income tax	(15,271)		(464)		5,687	
Sub total	12,558	0.6	18,392	1.0	49,277	1.3
Minority interests in net (loss)income	11,212	0.6	12,236	0.6	25,479	0.7
Interim(This period)Net income	(20,267)	(1.0)	28,353	1.5	62,066	1.6

INTERIM STATEMENTS OF CONSOLIDATED SURPLUS

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period End (February 21, 2005 – August 20, 2005)		Previous Interim Consolidated Fiscal Period End (February 21, 2004 – August 20, 2004)		Condensed Consolidated Statement of Consolidated Surplus of the Previous Fiscal Year (February 21, 2004 – February 20, 2005)	
Capital Surplus						
I Initial Balance of Capital Surplus		167,710		117,235		117,235
II Increase in Capital Surplus						
Issue of new shares by capital increase	-		50,472		50,472	
Gain on disposal of treasury stocks	0	0	1	50,474	2	50,474
III Interim Term End						
Closing balance of capital surplus		167,710		167,709		167,710
Retained earnings						
I Initial Balance of Retained Earnings		356,004		300,101		300,101
II Increase in retained earnings						
Interim(this period) net income	-		28,353		62,066	
Others	195	195	663	29,017	1,413	63,479
III Decrease in retained earnings						
Interim(this period) net loss	20,267		-		-	
Dividends	8,698		7,326		7,326	
Bonus to directors and corporate auditors	256	29,222	249	7,576	251	7,577
IV Interim Term End						
Closing balance of retained earnings		326,977		321,543		356,004

INTERIM STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	This Interim Consolidated Fiscal Period (February 21, 2005 - August 20, 2005)	Previous Interim Consolidated Fiscal Period (February 21, 2004 - August 20, 2004)	Previous Consolidated Fiscal Period (February 21, 2004 - February 20, 2005)
I Cash Flows from Operating Activiries			
Interim Income before income taxes and minority interests	3,504	58,981	136,823
Depreciation expenses and amortization	50,424	46,870	96,797
Amortization of fixed assets	-	3,040	5,842
Amortization of negative goodwill-net	(4,282)	(4,845)	(9,150)
Increase in allowance for doubtful accounts	8,888	13,261	24,763
Increase in reserves for bonus	3,772	996	94
Increase in employees retirement benefit	2,944	1,934	4,501
Increase (decrease) in provision for store closing expenses	(1,921)	(1,033)	3,945
Interest and dividend income	(1,639)	(1,342)	(2,191)
Interest expense	3,327	3,492	6,929
Foreign exchange(gain) loss	(41)	109	138
Equity in losses (earnings) of affiliated companies	313	(1,498)	(2,735)
Gain on sale of fixed assets	(791)	(1,432)	(3,117)
Loss on sale or retirement of fixed assets	1,894	2,022	5,098
Impairment loss	76,857	-	-
Loss on sale of fixed leasehold deposits to lessors	-	2,584	2,575
Capital gain (loss) on sale of securities	(351)	(1,619)	(6,518)
Gain from forgiveness of debt	-	(1,524)	(1,540)
Gain on provision for reserves for retirement grants	-	(3,322)	(3,800)
Loss on revision of retirement benefit	-	7,006	7,006
Increase in trade receivable	(29,997)	(16,646)	(47,750)
Decrease(increase) in inventory assets	18,720	(7,277)	(21,245)
Increase in finance receinabales	(38,790)	(29,088)	(62,007)
Increase(decrease) in notes and accounts payable-trade	15,392	(5,913)	3,751
Net increase/(decrease) in other assets or debt	15,641	(2,985)	9,080
Orhers	2,524	1,283	8,700
Sub-total	126,392	63,055	155,990
Interest and dividend received	1,908	1,549	2,344
Interest paid	(3,119)	(3,330)	(6,867)
Purchases of transition to defined contribution pension plan	-	(37,598)	(39,155)
Income taxes paid	(27,429)	(23,162)	(43,222)
Cash Flows from Operating Activities	97,751	513	69,089
II Cash Flows from Investing Activities			
Purchases of marketable securities	(4,000)	(4,999)	(5,000)
Proceeds from sale of marketable securities	4,009	4,765	3,760
Purchases of properties	(82,162)	(77,244)	(174,817)
Proceeds from sale of properties	3,076	15,599	38,828
Purchases of investment securities	(3,932)	(3,001)	(5,578)
Proceeds from sales of investment securities	530	11,092	16,681
Cash received paid in conjunction with the purchases of consolidated subsidiaries	(8,273)	(1,872)	(2,427)
Paymenrs for fixed leasehold deposits to lessors	(15,272)	(12,265)	(24,186)
Collection of fixed leasehold deposits to lessors	16,324	15,027	27,612
Proceeds from lease deposits from lessees	12,669	8,446	19,673
Repayments of lease deposits from lessees	(6,707)	(8,743)	(15,984)
Others	(961)	94	(3,753)
Cash Flows from Investing Activities	(84,698)	(53,101)	(125,190)
III Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	2,579	(13,355)	(43,583)
Proceeds from long-term debt	86,528	69,116	146,149
Repayments of long-term debt	(72,840)	(43,296)	(82,782)
Proceeds from Issue of bonds	58,223	9,935	9,935
Repayments of redemption of debenture	(2,725)	(25)	(50)
Proceeds from issue of shares	-	100,210	100,210
Repayments of obligations under reorganization proceedings	(14,693)	(8,333)	(60,061)
Proceeds from issuance of subsidiaries' stock to minority shareholders	543	4,776	7,111
Repurchases of subsidiaries' stock from minority sbareholders	(2,425)	(2,247)	(6,493)
Dividends paid to shareholders	(8,698)	(7,326)	(7,326)
Dividends paid to minority shareholders	(3,828)	(3,355)	(5,195)
Others	(319)	(10,019)	(8,125)
Cash Flows from Financing Activities	42,343	96,080	49,787
IV Foreign currency translation adjustment on cash and cash equivalents	2,491	990	(1,042)
V Net increase(decrease) in cash and cash equivalents	57,888	44,483	(7,356)
VI Initial cash and cash equivalents	274,366	281,723	281,723
VII Closing balance of cash and cash equivalents	332,255	326,206	274,366